SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549
                                   (Amendment No. 2)
                                   ----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                      ----------

                         Guaranty Federal Bancshares, Inc.
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(Name of Issuer)
Common Stock, par value $.10                          40108P101
------------------------------              ---------------------------------
(Title of class of securities)                       (CUSIP number)

Todd J. Mason
Alpine Associates, A Limited Partnership
100 Union Avenue, Cresskill, NJ  07626, (201) 871-0866
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(Name, address and telephone number of person authorized to receive notices and communications)

                               March 28, 2002
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(Date of event which requires filing of this statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

    1    NAME OF REPORTING PERSON: Alpine Associates, A Limited
         Partnership

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #06-0944931

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:               0

BENEFICALLY        8    SHARED VOTING POWER:             0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:          0

PERSON WITH       10    SHARED DISPOSITIVE POWER:        0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  0

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Alpine Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON:  #22-3528110

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC, BK, OO

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:  New Jersey

NUMBER OF SHARES   7    SOLE VOTING POWER:             0

BENEFICALLY        8    SHARED VOTING POWER:           0
OWNED BY

EACH REPORTING     9    SOLE DISPOSITIVE POWER:        0

PERSON WITH       10    SHARED DISPOSITIVE POWER:      0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  0

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%

    14   TYPE OF REPORTING PERSON: PN, BD

    1    NAME OF REPORTING PERSON: Palisades Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON: #13-3456480

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (A) [X]
                                                           (B) [_]
    3    SEC USE ONLY

    4    SOURCE OF FUNDS: WC

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS    [_]
         REQUIRED PURSUANT TO ITEM 2(D) OR 2(E):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION: Delaware

NUMBER OF SHARES   7    SOLE VOTING POWER:           0

BENEFICALLY        8    SHARED VOTING POWER:         0
OWNED BY

EACH REPORTING     9   SOLE DISPOSITIVE POWER:       0

PERSON WITH       10    SHARED DISPOSITIVE POWER:    0

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         REPORTING PERSON:  0

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)       [_]
         EXCLUDES CERTAIN SHARES:

    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.00%

    14   TYPE OF REPORTING PERSON: PN

1.  SECURITY AND ISSUER
   This statement relates to the Common Stock, par value $.10 (the "Stock"), of Guaranty Federal Bancshares, Inc. (the "Company"). The principal executive offices of the company are located at 1341 W. Battlefield, Springfield, Missouri 65807.

2.  IDENTITY AND BACKGROUND
    The persons filing this statement are Alpine Associates, A Limited Partnership ("Associates"), a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; Alpine Partners, L.P. ("Partners"), a limited partnership organized under the laws of the State of New Jersey, principally engaged in the business of acting as a registered broker dealer and a member of the National Association of Securities Dealers; and Palisades Partners, L.P. ("Palisades"), a limited partnership organized under the laws of the State of Delaware, principally engaged in the business of trading in securities. (Associates, Partners and Palisades together are referred to as "Registrants".) The principal office of each Registrant is located at 100 Union Avenue, Cresskill, New Jersey 07626. Eckert Corp. is the sole general partner of Associates and Partners. Victoria Eckert is the President of Eckert Corp. and its sole director. Eckert Corp. is a Delaware corporation. Its business address is 100 Union Avenue, Cresskill, New Jersey 07626. Its principal business is acting as general partner of Associates and Partners. Ms. Eckert is a citizen of the United States. Her business address is 100 Union Avenue, Cresskill, New Jersey 07626. Her principal occupation is acting as president of Eckert Corp. Gordon A. Uehling, Jr. is the sole general partner of Palisades. Mr. Uehling is a citizen of the United States. His business address is 100 Union Avenue, Cresskill, New Jersey 07626. His principal occupation is acting as general partner of Palisades. Robert E. Zoellner, a citizen of the United States whose business address is 100 Union Avenue, Cresskill, New Jersey 07626, provides investment management services to Associates, Partners and Palisades. Mr. Zoellner and Ms. Eckert are married. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, by virtue of their having a common investment manager and, in the case of Associates and Partners, a common general partner. Each disclaims beneficial interest in the others holdings. During the last five years, none of the above named persons has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

3.  SOURCE AND AMOUNT OF FUNDS
    A total of $4,018,288, $409,730, and $14,800 has been used by Associates, Partners and Palisades, respectively, to purchase shares of the Stock. The funds for such purchases have been obtained from working capital, which may at any given time include funds borrowed in the ordinary course of business from margin accounts. It is expected that additional purchases of Stock (if any) will be financed in the same manner.

4.  PURPOSE OF TRANSACTION
    Registrants purchased the Stock for investment, in the ordinary course of their businesses. In the future Registrants may, in the ordinary course of their businesses, make additional purchases and/or sales of the Stock.
Except as set forth in the preceding sentence, Registrants have no plans or intentions which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

5.  INTEREST IN SECURITIES OF THE ISSUER
    (a) Registrants own no shares of the Stock. Certain employees of an affiliate of Associates and Partners own shares of Common Stock in an aggregate amount less than 0.5% of the total outstanding shares. Registrants disclaim beneficial interest in the shares held by such employees.

    (c) On December 10, 2001, Registrants executed sales of all shares of the Stock they owned to an unaffiliated third party at a price of $15.13 per share. Subsequently, on December 13, 2001, such third party refused to complete such transactions. On March 28, 2002, in connection with the settlement of disputes arising from such transactions, Associates and Partners sold all shares of Stock they owned to the Company at a price of $15.13 per share.
    (d)  Not applicable.
    (e)  Not applicable.

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
    Except as set forth above, neither Associates, Partners, Palisades nor any of the other persons referred to in Item 2 above has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

7.  EXHIBITS
    Exhibit 1 - Joint Filing Agreement (Previously filed)

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE ASSOCIATES,
                                    A LIMITED PARTNERSHIP
                                By: Eckert Corp., General Partner


                                By: /S/TODD MASON
                                   --------------------------
                                   Todd Mason



DATED:  April 5, 2002

                                    SCHEDULE 13-D
                                    -------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    ALPINE PARTNERS, L.P.
                                By: Eckert Corp., General Partner


                                By: /S/TODD MASON
                                    --------------------------
                                    Todd Mason


DATED:  April 5, 2002

                                    SCHEDULE 13-D
                                    -------------



After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                   PALISADES PARTNERS, L.P.


                               BY:  /S/GORDON A. UEHLING, JR.
                                   --------------------------
                                   Gordon A. Uehling, Jr.



DATED:  April 5, 2002